

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2023

Hongliang Li
Chief Executive Officer
Leishen Energy Holding Co., Ltd.
103 Huizhong Li, B Building, Peking Times Square, Unit 15B10
Chaoyang District, Beijing, China

> **Re: Leishen Energy Holding Co., Ltd.**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted November 28, 2023**
> **CIK No. 0001985139**

Dear Hongliang Li:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 2, 2023 letter.

Form DRS/A submitted on November 28, 2023

Notes to Consolidated Financial Statements
Revenue recognition, page F-14

1. We note your responsive disclosure to our prior comment 4. Please revise to include quantitative disclosures of your revenue disaggregation in your financial statements footnote. Refer to ASC 606-10-50-5 and ASC 606-10-50-6.

Hongliang Li
Leishen Energy Holding Co., Ltd.
December 12, 2023
Page 2

        Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Jan Woo at 202-551-3453 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Technology

cc: David Manno